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Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Executive Campus, Suite 105
(No. and Street)

Cherry Hill	NJ	08002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Boccella — 215-979-8960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

2 W. Baltimore Ave, Suite 210	Media	PA	19063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Anthony Boccella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

DONNA M. LATTIERE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 9/8/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIPFLi LLP
CPAs and Consultants

Wipfli LLP
Flagship Corporate Center
2 West Baltimore Avenue, Suite 210
Media, PA 19063
610.565.3930
fax 610.566.1040
www.wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Regional Brokers, Inc.
Cherry Hill, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2018 and 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of Regional Brokers, Inc.'s management. Our responsibility is to express an opinion on Regional Brokers, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Regional Brokers, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of General and Administrative Expenses and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Regional Brokers, Inc.'s financial statements. The supplemental information is the responsibility of Regional Brokers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of General and Administrative Expenses and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

We have served as Regional Brokers, Inc.'s auditor since 1992.

Media, Pennsylvania
February 25, 2019

REGIONAL BROKERS, INC.
December 31, 2018 and 2017

Table of Contents

	Page
Financial Statements	
Statements of Financial Condition	1
Statements of Income	2
Statements of Changes in Stockholders' Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5-10
Supplementary Information	
Schedules of General and Administrative Expenses	11
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12-13

REGIONAL BROKERS, INC.
Statements of Financial Position
December 31, 2018 and 2017

		2018		2017
Assets				
Cash	$	385,036	$	462,164
Marketable Securities - Trading		20,393		19,208
Commissions Receivable - Clearing Broker		92,000		99,862
Prepaid Expenses		29,694		28,103
Furniture and Equipment - Net of Accumulated Depreciation 2018 $114,860; 2017 $107,816		9,058		11,525
Investment in Nonmarketable Securities		125,000		120,000
Total Assets	**$**	**661,181**	**$**	**740,862**
Liabilities and Stockholders' Equity				
Liabilities				
Accounts Payable and Accrued Expenses	$	59,302	$	66,832
Stockholders' Equity				
Common Stock - No Par Value; Stated Value $500 per Share, 10,000 Shares Authorized, 1,015 Shares Issued and Shares Outstanding 2018 435, 2017 535		507,500		507,500
Additional Paid-In Capital		30,574		30,574
Retained Earnings		565,526		601,482
Less Treasury Stock - at Cost; 2018 580 Shares, 2017 480 Shares		(501,721)		(465,526)
Total Stockholders' Equity		601,879		674,030
Total Liabilities and Stockholders' Equity	**$**	**661,181**	**$**	**740,862**

REGIONAL BROKERS, INC.
Statements of Income
Years Ended December 31, 2018 and 2017

	2018	2017
Income		
Institutional Commissions	$ 1,918,616	$ 2,209,688
Retail Commissions	192,147	181,495
Gross Income	**2,110,763**	**2,391,183**
Operating Expenses		
Clearing Fees	158,469	160,042
Depreciation	7,043	8,193
Employee Benefits	199,575	195,529
Payroll Taxes	69,564	76,691
Regulatory Fees	59,713	67,783
Salaries	1,018,180	1,200,882
Telephone	17,215	15,687
Trading Software Expense	71,000	72,000
Total Operating Expenses	**1,600,759**	**1,796,807**
General and Administrative Expenses	**548,357**	**624,046**
Loss from Operations	**(38,353)**	**(29,670)**
Other Income		
Dividend Income	410	350
Interest Income	802	446
Unrealized Gain on Marketable Securities	1,185	2,427
Total Other Income	**2,397**	**3,223**
Net Loss	**$ (35,956)**	**$ (26,447)**

REGIONAL BROKERS, INC.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2018 and 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - January 1, 2017	**$ 507,500**	**$ 30,574**	**$ 665,379**	**$ (465,526)**	**$ 737,927**
Net Loss	-	-	(26,447)	-	(26,447)
Distributions	-	-	(37,450)	-	(37,450)
Balance - December 31, 2017	**507,500**	**30,574**	**601,482**	**(465,526)**	**674,030**
Purchase of Company Common Stock	-	-	-	(36,195)	(36,195)
Net Loss	-	-	(35,956)	-	(35,956)
Balance - December 31, 2018	**$ 507,500**	**$ 30,574**	**$ 565,526**	**$ (501,721)**	**$ 601,879**

REGIONAL BROKERS, INC.
Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
Net Loss	$ (35,956)	$ (26,447)
Adjustments to Reconcile Net Loss to		
Net Cash Provided by Operating Activities		
Depreciation	7,043	8,193
Unrealized Gain on Marketable Securities	(1,185)	(2,428)
(Increase) Decrease in:		
Commissions Receivable - Clearing Broker	7,862	38,620
Prepaid Expenses	(1,591)	(285)
(Increase) Decrease in:		
Accounts Payable and Accrued Expenses	(7,530)	6,093
Net Cash Provided by (Used in) Operating Activities	**(31,357)**	**23,746**
Cash Flows from Investing Activities		
Purchase of Nonmarketable Securities	(5,000)	-
Purchase of Furniture and Equipment	(4,576)	(4,247)
Net Cash Used in Investing Activities	**(9,576)**	**(4,247)**
Cash Flows from Financing Activities		
Distributions to Stockholders	-	(37,450)
Purchase of Company Common Stock	(36,195)	-
Net Cash Used in Financing Activities	**(36,195)**	**(37,450)**
Net Decrease in Cash	**(77,128)**	**(17,951)**
Cash		
Beginning	462,164	480,115
Ending	$ 385,036	$ 462,164

REGIONAL BROKERS, INC.
Notes to Financial Statements
December 31, 2018 and 2017

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Regional Brokers, Inc. (the "Company") incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, and is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on its own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consisted of funds held in checking and money market accounts.

Commissions Receivable
The Company charges income for doubtful accounts when they are considered uncollectible based on historical experience and current conditions. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made.

Marketable Securities
The Company's marketable securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the statement of financial position in assets, with the change in fair value during the period included in earnings.

Furniture and Equipment
Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are as follows:

Classifications	Years
Furniture and Fixtures	5-7
Computer Equipment	3-5

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in Nonmarketable Security
Investment in companies in which the Company has less than 20% interest are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. On January 1, 2018, the Company adopted Topic 606 using the modified retrospective method for all contracts. Results for reporting periods beginning on the date of adoption are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company's historical accounting methodology pursuant to ASC 605, Revenue Recognition. Upon adoption, a cumulative effect adjustment was not required as the Company's contracts are recognized based on trade date commissions and were not impacted by the new guidance.

Advertising Costs
The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2018 and 2017, were $1,250 and $2,550, respectively.

Income Taxes
The stockholders have elected for the Company to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required.

The federal income tax returns of the Company for 2015 - 2017 are subject to examination by the federal, state and local taxing jurisdictions, generally for three years after they were filed.

2. FAIR VALUE MEASUREMENTS

The Fair Value Measurements Topic of the FASB *Accounting Standards Codification* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Fair Value Measurements Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1	Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access.
Level 2	Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3	Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis using quoted prices in active markets as of December 31, 2018 and 2017:

	Level 1	
	2018	2017
Assets		
Marketable Securities	$20,393	$19,208

3. FURNITURE AND EQUIPMENT

	2018	2017
Furniture and Fixtures	$ 43,148	$ 43,148
Computer Equipment	80,770	76,193
Total	123,918	119,341
Less Accumulated Depreciation	(114,860)	(107,816)
Total Furniture and Equipment	$ 9,058	$ 11,525

4. INVESTMENT IN NONMARKETABLE SECURITIES

The Company has invested $120,000 for a 9.09% equity interest in Municipal Bond Information Services LLC, which is accounted for using the cost method. The investment in Municipal Bond Information Services LLC has not been evaluated for impairment because management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of the investment.

The Company has invested $5,000 for a 16.6% equity interest in Keystone Data Solutions which is accounted for using the cost method. The investment in Keystone Data Solutions has not been evaluated for impairment because management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of the investment.

5. LINE OF CREDIT

The Company has a $200,000 bank line of credit agreement. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (5.50% and 5.00% at December 31, 2018 and 2017, respectively).

There were no borrowings under the line of credit agreement at December 31, 2018 and 2017.

The line of credit includes various financial covenants, as defined, that are required to be maintained throughout the term of the agreement. The Company met all of the financial covenants at December 31, 2018.

6. OPERATING LEASE COMMITMENTS

Commencing November 1, 2017, the Company began leasing a new office facility with an expiration date of April 30, 2023. The lease allows the Company two renewal options of five years each. Under the lease terms, the Company is responsible for utilities, maintenance, repairs, real estate taxes and cleaning expenses. The Company also pays a portion of the common area maintenance costs. For the years ended December 31, 2018 and 2017, rent expense for all facilities was $21,868 and $43,124, respectively.

At December 31, 2018, the future minimum lease payments are as follows:

Years Ending December 31,	Amount
2019	$ 26,962
2020	22,986
2021	21,247
2022	29,075
2023	14,910
	$ 115,180

7. CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2018 and 2017, the Company's "aggregate indebtedness" was $59,302 and $66,832, respectively, and "net capital" was $435,068 and $511,521, respectively. At December 31, 2018 and 2017 its ratio of aggregate indebtedness to net capital was .13 to 1. Net capital exceeded minimum capital requirements by $335,068 and $411,521 at December 31, 2018 and 2017, respectively.

8. PROFIT SHARING PLAN

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Company contribution is based on 3% of an eligible employee's compensation. Company contributions to the Plan for the years ended December 31, 2018 and 2017, were $35,613 and $38,624, respectively.

REGIONAL BROKERS, INC.
Notes to Financial Statements
December 31, 2018 and 2017

9. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2018 the Company did not exceed federally insured limits. As of December 31, 2017, cash balaances in excess of FDIC insurance were approximately $8,000. The Company has not experienced any losses in such accounts.

10. RECENT ACCOUNTING PRONOUNCEMENTS ISSUED, NOT YET EFFECTIVE

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02, *Leases*, which creates a new Topic ASC 842, *Leases*. Under the new guidance, a lessee will be required to recognize on the balance sheet a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term for both finance and operating leases. For leases with a term of 12 months or less, an entity can elect to not recognize lease assets and lease liabilities and expense the lease over a straight-line basis for the term of the lease. The updated standard will replace current lease guidance in US GAAP when it becomes effective. Also, the guidance requires new disclosures that depict the amount, timing, and uncertainty of cash flows pertaining to an entity's leases. The update is effective for annual reporting periods beginning after December 15, 2018. The Company plans to adopt and apply the guidance for its year ending December 31, 2019. Management has not yet determined the effect this Statement will have on the Company's financial statements.

11. SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 25, 2019 the date the financial statements were available to be issued.

REGIONAL BROKERS, INC.
Schedules of General and Administrative Expenses
Years Ended December 31, 2018 and 2017

	2018	2017
Advertising	$ 1,250	$ 2,550
Business Use and Occupancy Tax	-	8,001
Dues and Subscriptions	139,965	147,560
Insurance	7,606	6,331
Insurance - Officer's Life	-	1,205
Internet Expense	8,620	6,555
Legal and Accounting Fees	36,272	37,215
Office Expense	8,235	9,215
Office Supplies	3,664	6,963
Other Taxes	2,000	780
Payroll Taxes	14,013	12,262
Profit Sharing	35,613	38,624
Rent	21,868	46,898
Repairs and Maintenance	24,077	37,195
Salaries	204,525	192,016
Travel and Entertainment	40,649	70,676
Total General and Administrative Expenses	**$ 548,357**	**$ 624,046**

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018 and 2017

	2018	2017
Net Capital		
Total Stockholders' Equity	$ 601,879	$ 674,030
Deductions and/or Charges:		
Nonallowable Assets		
Funds in Excess of Required Clearing Deposits	-	-
Receivables - Stockholders, Officers, Employees, and Other	-	-
Prepaid Expenses	(29,694)	(28,103)
Furniture and Equipment	(9,058)	(11,525)
Investment in Nonmarketable Securities	(125,000)	(120,000)
Security Deposits	-	-
Net Capital Before Haircuts on Securities Positions	438,127	514,402
Haircut on Securities	3,059	2,881
Net Capital	**$ 435,068**	**$ 511,521**
Aggregate Indebtedness		
Items Included in Statements of Financial Position		
Accounts Payable and Accrued Expenses	$ 59,302	$ 66,832
Total Aggregate Indebtedness	**$ 59,302**	**$ 66,832**

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018 and 2017

(Continued)

	2018	2017
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required by Company	**$ 100,000**	**$ 100,000**
Excess Net Capital	**$ 335,068**	**$ 411,521**
Excess Net Capital at 1000%	**$ 315,068**	**$ 391,521**
Ratio - Aggregate Indebtedness to Net Capital	**.13 to 1**	**.13 to 1**
Net Capital as Reported in Company's Part IIA (Unaudited) Focus Report	$ 435,059	$ 511,512
Net Audit Adjustments	9	9
Net Capital	**$ 435,068**	**$ 511,521**

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2018, Part IIA Focus filed in January 2018

WIPFLi LLP
CPAs and Consultants

Wipfli LLP
Flagship Corporate Center
2 West Baltimore Avenue, Suite 210
Media, PA 19063
610.565.3930
fax 610.566.1040
www.wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Regional Brokers, Inc.
Cherry Hill, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report For SEC Rule 15c3-3, in which (1) Regional Brokers, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Regional Brokers, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Regional Brokers, Inc. stated that Regional Brokers, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Regional Brokers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regional Brokers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Media, Pennsylvania
February 25, 2019

REGIONAL BROKERS INC.

Municipal Bond Brokers

EXEMPTION REPORT FOR SEC RULE 15c3-3

To the best knowledge and belief of Regional Brokers, Inc.:

- Regional Brokers, Inc. claimed the exemption set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the year ended December 31, 2018.

- Regional Brokers, Inc. met the exemption provisions of Rule 15c3-3 (k)(2)(ii) during the year ended December 31, 2018 without exception.

[signature]

Name and Title

2/25/2019

Date

2370 State Rt 70
Suite 105
Cherry Hill, NJ 08002

215-567-5400
215-979-8961
regionalbrokers.com

WIPFLi LLP
CPAs and Consultants

Wipfli LLP
Flagship Corporate Center
2 West Baltimore Avenue, Suite 210
Media, PA 19063
610.565.3930
fax 610.566.1040
www.wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Regional Brokers, Inc.
Cherry Hill, New Jersey

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Regional Brokers, Inc. and the SIPC, solely to assist you and the SIPC in evaluating Regional Brokers, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Regional Brokers, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Regional Brokers' general ledger and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from Regional Brokers' general ledger, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from Regional Brokers' general ledger supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Regional Brokers, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Regional Brokers, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Media, Pennsylvania
February 25, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1281*********************MIXED AADC 220
44907 FINRA DEC
REGIONAL BROKERS INC
2370 STATE RT 70 STE 105
CHERRY HILL, NJ 08002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2932 -

B. Less payment made with SIPC-6 filed (**exclude interest**) (1279 -)

7/13/18
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1653 -

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1653 -

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regional Brokers Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 10 day of Jan, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,113,161.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,113,161,
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	158,469
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	158,469
2d. SIPC Net Operating Revenues	$ 1,954,692
2e. General Assessment @ .0015	$ 2,932

(to page 1, line 2.A.)